NO ACT

DC
PE
1-31-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08023937

Received SEC
JAN 3 1 2008
Washington, DC 2054[illegible]

January 31, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/31/2008

Andrew R. Brownstein
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

Re: McDonald's Corporation

Dear Mr. Brownstein:

This is in regard to your letter dated January 31, 2008 concerning the shareholder proposal submitted by Lucian Bebchuk for inclusion in McDonald's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that McDonald's therefore withdraws its January 18, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

William A. Hines
Special Counsel

cc: Michael J. Barry
Grant & Eisenhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801

PROCESSED
FEB 0 6 2008
THOMSON
FINANCIAL

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET

NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403-1000

FACSIMILE: (212) 403-2000

January 18, 2008

VIA FEDEX AND ELECTRONIC MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RECEIVED
2008 JAN 22 PM 12: 38
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: McDonald's Corporation – Intention to Omit Shareholder Proposal of Professor Lucian Bebchuk

Ladies and Gentlemen:

This letter is to inform you that McDonald's Corporation (the "Company") intends to exclude from its proxy statement and form of proxy for the Company's 2008 Annual Shareholders' Meeting (collectively, the "2008 Proxy Materials") a shareholder proposal and statement in support thereof (the "Proposal") received from Lucian Bebchuk (the "Proponent"). The Proposal recommends that the Company's Board of Directors (the "Board") adopt a by-law mandating inclusion in the Company's proxy materials of any "qualified proposal" for an amendment of the Company's by-laws that is submitted by a shareholder even where such proposal could otherwise be properly excluded under Exchange Act Rule 14a-8. The Proponent's letter setting forth the Proposal is attached hereto as Exhibit A.

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") concur in our opinion that the Proposal may be properly excluded from the 2008 Proxy Materials pursuant to Rules 14a-8(i)(1), (2) and

(3) for the reasons set forth below. In support of our position that the Proposal may be excluded pursuant to Rules 14a-8(i)(1) and (2), an opinion on Delaware law from the law firm of Morris, Nichols, Arsht & Tunnell LLP (the "Opinion") is attached hereto as Exhibit B.

By copy of this letter, we also are notifying the Proponent of the Company's intention to omit the Proposal from the 2008 Proxy Materials. Pursuant to guidance set forth on the Commission's web site at www.sec.gov/contact/mailboxes.htm, we are submitting this letter via e-mail to cfletters@sec.gov with six (6) confirmatory hard copies to be filed concurrently with the Staff via mail. The Company intends to file its definitive 2008 Proxy Materials with the Commission no earlier than April 7, 2008; accordingly, pursuant to Rule 14a-8(j), we submit this letter not less than 80 days before the Company intends to file its 2008 Proxy Materials. We also attach hereto as Exhibit C the Company's additional correspondence with the Proponent.

I. The Proposal

The Proposal requests the Board to adopt a by-law that would require the Company to include in its proxy materials any shareholder proposal for an amendment of the Company's by-laws that complies with most, but not all, of the eligibility and procedural requirements that the Commission imposes on shareholder proposals through Rule 14a-8, but eliminates all of the substantive bases for excluding proposals under Rule 14a-8(i) other than the legal validity of the proposed by-law amendment. The Proponent believes that because the Commission's rules allow, but do not require, companies to exclude proposals pursuant to Rule 14a-8(i), shareholders may submit a shareholder proposal pursuant to Rule 14a-8 that seeks to replace the Commission's Rule 14a-8 regulatory framework with a shareholder's less restrictive criteria for regulating future shareholder proposals.

II. The Proposal is Contrary to the Commission's Proxy Rules and Therefore May be Excluded Pursuant to Rule 14a-8(i)(3)

The Company may properly exclude the Proposal pursuant to Rule 14a-8(i)(3). Rule 14a-8(i)(3) permits exclusion of any shareholder proposal that is contrary to the proxy rules. The Proposal may be excluded on this basis because, contrary to the proxy rules, it seeks to remove the Company from the Commission's framework for regulating the contents of the Company's proxy materials. The irony of a shareholder proposal made pursuant to Rule 14a-8 that seeks the evisceration of the very rule under which it purports to be made exposes its flaws. The Commission did not draft Rule 14a-8 to include the seeds of its own destruction.

A. The Staff Has Already Considered and Permitted Exclusion of a Similar Proposal Pursuant to Rule 14a-8(i)(3)

Presented with a shareholder proposal substantially similar to that advanced by the Proponent, the Staff concurred that such proposal could be properly excluded pursuant to Rule 14a-8(i)(3) as contrary to the proxy rules. State Street Corporation (Feb. 3, 2004). Like the Proposal submitted to the Company, the proposal in State Street would have required State Street to include on its proxy every proposed by-law amendment that met certain criteria drawn from, but less restrictive than, those specified by Rule 14a-8. In State Street, the proposal would have required inclusion of all proposals that were timely submitted. State Street argued it could exclude the proposal on multiple grounds, including pursuant to Rule 14a-8(i)(3): "[t]he [proposal's] attempt to clothe stockholders with rights of access to [State Street's] proxy statement and form of proxy *absent* compliance with Rule 14a-8 is flatly inconsistent with the scheme for access to the corporate machinery that the Commission has carefully crafted, including under Rule 14a-8." (emphasis in original). State Street concluded that exclusion pursuant to Rule 14a-8(i)(3) was warranted because the proposal "would both (1) eliminate the requirement of compliance with Rule 14a-8 for access to the proxy material, and (2) impose new obligations on State Street's proxy statement and form of proxy that Regulation 14A does not require...." The Staff concurred with the exclusion on the grounds that the proposal was contrary to the proxy rules pursuant to Rule 14a-8(i)(3).

While the Proposal submitted to the Company garnishes its definition of "qualified proposal" with a handful of additional procedural and eligibility requirements drawn from Rule 14a-8, it remains, for the same reasons adopted by the Staff in State Street, properly excludable pursuant to Rule 14a-8(i)(3). Rule 14a-8 is not a menu from which shareholders can pick and choose selective requirements to create a new regulation – a "Rule 14a-8 Lite" – that must be applied by companies to future shareholder proposals made under the federal proxy rules. The Proponent has added a few more ingredients from Rule 14a-8 than were included in the State Street proposal, but his proposal still shares the same fundamental flaw contained in the State Street proposal of undermining the Commission's carefully crafted regulatory framework.

B. The Commission Has Already Considered and Rejected the Logic Underlying the Proponent's Proposal

The Commission has also already considered and rejected the logic underlying the Proposal. The Proposal is premised on the notion that shareholders should have the ability to formulate their own rules with regard to the inclusion of shareholder proposals in a company proxy. The Commission has, however, already considered and rejected this notion on two occasions as not in the best interests of shareholders.

During a comprehensive review of the shareholder proposal process in 1982, the Commission considered alternative frameworks that would have dramatically changed the regulation of shareholder access to the proxy statement. See Securities Exchange Act Release No. 34-19135 (Oct. 14, 1982). One approach would have required the inclusion of any proposal proper under state law, aside from those concerning the election of directors. Another approach would have supplemented the Rule 14a-8 framework by allowing shareholders and companies to develop their own rules and procedures governing inclusion of shareholder proposals, the very end the Proponent seeks to achieve through his Proposal. A recent Commission release which again confirmed the Commission's longstanding policies explained the approach of the 1982 proposal that was rejected:

> The proposed approach [of the 1982 proposal] would have allowed a company's board of directors and shareholders, rather than the Commission or its staff, to make judgments as to what proposals should be included in the company's proxy materials at the company's expense. The plan could have been proposed by either the company's board of directors or shareholders, and subject to certain minimum requirements, the provisions of the plan could have been as liberal or restrictive as shareholders were willing to approve.

Securities Exchange Act Release No. 34-56160 (July 27, 2007) at 51, note 71. After several months of public comment and debate, the Commission decided in 1983 against adopting either of these proposals on the determination that "the basic framework of [the then] current Rule 14a-8 provides a fair and efficient mechanism for the [shareholder] proposal process, and that with [certain modifications to the rule and interpretations thereunder adopted thereto], [the current Rule 14a-8 framework] should serve the interests of shareholders and issuers well." Securities Exchange Act Release No. 34-20091 (Aug. 16, 1983).

The Commission more recently revisited the idea of allowing shareholders and companies to develop their own rules and procedures governing shareholder proposals in its proposing release on shareholder access. See Securities Exchange Act Release No. 34-56160 (July 27, 2007). In this proposing release, the Commission specifically requested public comment on whether a board of directors should "be able to adopt a bylaw setting up a separate procedure for non-binding shareholder proposals and be able, under [the Commission's] proxy rules to follow that procedure in lieu of Rule 14a-8." Id. However, the Commission, in its ultimate adopting release, once again decided to retain the existing Rule 14a-8 framework and determined not to alter its position that the current framework governing shareholder proposals best serves the interests of shareholders. See Securities Exchange Act Release No. 34-56914 (Dec. 7, 2007).

Thus, after years of public debate and comment, the Commission has, on two distinct occasions, carefully considered and decided against changing the proxy rules to allow shareholders and companies to set their own rules, distinct from, or more or less restrictive than, Rule 14a-8. Since the Commission has taken the position that the proxy rules should not be altered to allow shareholder or company driven governance of shareholder proposals in lieu of Rule 14a-8, it follows that the proxy rules currently do not permit shareholders or companies to develop their own procedures for inclusion of shareholder proposals. Shareholder proposals that seek to achieve this same end are therefore excludable pursuant to Rule 14a-8(i)(3) as contrary to the proxy rules.

C. The Proposal's Attempt to Eliminate the Company's Discretion in Excluding Shareholder Proposals is Contrary to the Proxy Rules

Congress has, through the Exchange Act, vested the Commission with the authority to promulgate rules relating to the solicitation of proxies. Pursuant to this authority, the Commission has developed a framework for governing shareholder proposals that is evidenced in Rule 14a-8. Through conscious policy decisions formed and refined after decades of public debate and comment, the Commission has decided to govern shareholder proposals under a framework in which a company may, in its discretion, exclude a proposal that is brought under Rule 14a-8 if it falls within the various 14a-8(i) categories. Allowing discretion rather than making exclusion mandatory was clearly not an oversight: the Commission has over the decades been well within its authority to adopt such a standard. But it has not. Instead, the Commission has consciously opted for a case-by-case approach that provides companies with the flexibility with which to govern the contents of their proxy statements based on the specific circumstances they face. Discretion is clearly an integral part of the Commission's well-established framework for regulating shareholder proposals.

Contrary to the proxy rules, the Proposal seeks to deprive a company of the discretion that the Commission has deliberately provided it through its regulatory framework governing shareholder proposals. The Proposal thus attempts to alter the Commission's framework for regulating shareholder proposals and thus may be excluded as contrary to the proxy rules pursuant to Rule 14a-8(i)(3).

D. The Proposal Would Require Inclusion in the Company Proxy Materials of Proposals Inconsistent with the Commission's Policy Determinations

The Commission has carefully crafted the elements of Rule 14a-8 to reflect its conscious policy decisions regarding the form and content of, and procedure for submitting, shareholder proposals. The Proponent's proposed regime of selective and incomplete compliance with Rule 14a-8 compromises the Commission's regulatory authority and its ability to protect the interests of shareholders.

The Proposal seeks to require the Company to include in its proxy materials proposed by-law amendments without regard to whether the substance of such amendments would be inconsistent with the Commission's articulated policy determinations. Rule 14a-8(i) permits exclusion of shareholder proposals from a company's proxy statement that relate to, inter alia, personal grievances or special interests not shared by other shareholders at large, proposals that relate to an immaterial part of its business, proposals that directly conflict with one of the company's own proposals to be submitted at the meeting, and proposals that deal with matters relating to the company's ordinary business operations. Through its rule-making, the Commission has decided that requiring companies to include in their proxy materials the types of shareholder proposals mentioned above – *whether or not they would be valid by-laws if adopted by the board or initiated by shareholders in an independent proxy solicitation* – does not serve shareholder interests and does not promote effective corporate governance.

Take, for instance, the Commission's policy statements regarding shareholder proposals seeking redress of a personal grievance, which are excludable under Rule 14a-8(i)(4): the Commission has indicated that the purpose of the Rule was "to insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuers shareholders generally," Securities Exchange Act Release No. 34-20091 (August 16, 1983) and that the cost and time involved in dealing with such abuse "do a disservice to the issuer and its security holders at large." Securities Exchange Act Release No. 34-19135 (October 14, 1982). The Staff has consistently permitted exclusion of such proposals pursuant to Rule 14a-8(i)(4), see General Electric Company (January 9, 2006); Morgan Stanley (January 14, 2004); The Southern Company (January 21, 2003). Yet, if implemented, the Proposal could lead to the cluttering of the proxy materials with a potentially limitless number of proposals seeking by-law amendments that attempt to redress personal grievances such as proposals to require the annual meeting to be held in the shareholder's hometown, to establish director qualification requirements that directors be union members, or to form shareholder committees financed with company funds to investigate personal grievances.

The Proposal, if implemented, would additionally require inclusion in the proxy materials of other types of distracting, immaterial and disruptive proposals that the Staff traditionally allows companies to exclude – including, inter alia: (i) proposals relating to a company's ordinary business operations under Rule 14a-8(i)(7), see, e.g., Citigroup (December 31, 2007) and (ii) proposals immaterial to the company's business under Rule 14a-8(i)(5), see, e.g., Merck & Co., Inc (January 4, 2004) – provided the proponent could draft them in the form of by-law amendments. This outcome would amount to an end-run around the Commission's carefully crafted policy determinations with regard to the contents of shareholder proposals relating to the Company's ordinary business operations or immaterial to the Company's business by permitting any shareholder proposals that could be drafted in the form of a by-law amendment to be exempt from the substantive limitations set forth in Rule 14a-8(i). Moreover, due to the possibility of information overload, the Proponent's by-law could reduce the time that shareholders devote to considering proposals and consequently reduce the quality of shareholder engagement.

Finally, the Proponent's proposed piecemeal revision of Rule 14a-8 is not limited to the Rule's substantive requirements: while the Proposal incorporates most of the Rule 14a-8 procedural requirements, it truncates the eligibility requirements set forth in Rule 14a-8(b)(1), which requires, inter alia, that shareholders "must continue to hold [their shares] through the date of the meeting." In adopting an amendment to a predecessor of this eligibility rule, the Commission explained that "[t]he purpose of [a prior version of this rule] is to assure that the proponent will maintain an investment interest in the issuer through the meeting date." Securities Exchange Act Release No. 34-12999 (Nov. 22, 1976) at 2. The Proposal, if implemented, would however force the Company to completely disregard the Commission's policy concerns by requiring the Board to include in the proxy materials and consider at annual meetings shareholder proposals submitted by proponents who, at the time of the annual meeting, no longer own shares of, and hence no longer maintain any investment interest in, the Company. The idea that the Board would be required to include in the Company's proxy materials a proposal submitted by a proponent who no longer held shares at the time of the Company meeting is moreover plainly inconsistent with the well-established paradigm that the proxy should closely approximate the shareholder meeting: "[o]ur regulations have been designed to facilitate the corporate proxy process so that it functions, as nearly as possible, as a replacement for an actual, in-person gathering of security holders 'to control the corporation as effectively as they might have by attending a shareholder meeting.'" Securities Exchange Act Release No. 34-56160 (July 27, 2007) at 10-11. Nothing could be more clearly antithetical to this principle than requiring shareholders to vote on a proposal offered by a proponent who is not even a shareholder at the time of the shareholder meeting.

E. The Proposal Would Undermine the Commission's Recent Position on Shareholder Access

The most immediate and predictable effect of the implementation of the Proposal would be to undermine completely the Commission's recently reaffirmed stance on shareholder access to company proxy statements for director nominations. Following months of public comment to the Commission's proposed rules and years of discussion, in December 2007, the Commission adopted an amendment to Rule 14a-8(i)(8) reaffirming its position that shareholder proposals relating to the process of director elections, including those seeking shareholder access to the company's proxy, could be categorically excluded pursuant to the Rule. See Securities Exchange Act Release No. 34-56914 (Dec. 7, 2007). In its adopting release, the Commission explains that the use of shareholder proposals as a means for nominating directors would compromise the integrity of director elections, as nominations via shareholder proposals would circumvent several of the proxy rules intended to promote investor protection through full and accurate disclosure including Rules 14a-3 and 14a-12 and Items 4(b) and 5(b) of Schedule 14A. See id.

The Proposal would provide a means for circumventing the Commission's recent policy decision. In essence, the Proposal seeks to accomplish in two steps what the Commission foreclosed in one: if the Proposal were supported by shareholders and implemented by the Company, the Company would be required to include in its proxy materials any future "qualified proposal" that sought a shareholder access by-law. This blatant attempt to perform an end-run around the proxy rules would, for the reasons articulated by the Commission in its recent release, compromise the integrity of director elections and more broadly reduce the Commission's oversight and ability to protect investors.

It should be noted that the Commission has already provided shareholders with two distinct avenues for submitting proposals for a vote at a company's annual meeting: in addition to submitting a proposal for inclusion on the company's proxy statement pursuant to Rule 14a-8, a shareholder may also independently solicit his or her own proxies. The Proponent attempts to impose a third regime – a "Rule 14a-8 Lite" – not by means of the proper, public process for proposing rule changes, but instead through the guise of a company-specific shareholder proposal proffered under Rule 14a-8.

III. The Proposal is Not a Proper Subject for Action by Shareholders Under Delaware Law and Would, if Implemented, Require the Board to Violate Delaware Law, and Therefore May be Excluded Under Rules 14a-8(i)(1) and 14a-8(i)(2)

The Company may also properly exclude the Proposal pursuant to Rule 14a-8(i)(1), which permits exclusion of any shareholder proposal that is not a proper subject for action by shareholders under the jurisdiction of the company's organization, and Rule 14a-8(i)(2), which permits exclusion of any shareholder proposal that, if implemented, would cause the Company to violate state law. For the reasons set forth in greater detail in the Opinion, we believe that the Proposal, if implemented, would violate the Delaware General Corporation Law ("DGCL") and is thus not a proper subject for action by shareholders under Delaware law.

If implemented, the resulting by-law would cause the Company to contravene Sections 141(a) and 146 of the DGCL and an analogous provision in the Company's certificate of incorporation (the "Certificate") by preventing the Board from fulfilling its fiduciary duty to manage the business and affairs of the Company. The Proposal seeks to deprive the Board of its ability to determine the matters to be included in the Company's proxy statement for action by shareholders including whether "qualified proposals" may be excluded from the proxy materials.

Section 141(a) of the DGCL articulates the fundamental Delaware law principle (which is also set forth in the Certificate) that the business and affairs of a corporation shall be managed by or under the direction of its board of directors. As explained in the Opinion, Section 146 of the DGCL further contemplates that a Board must approve a matter before agreeing to submit it to shareholders as part of the Company's proxy statement, other than as required by federal law through Rule 14a-8. Moreover, under Delaware law, "directors cannot lawfully agree to surrender to others the duties of corporate management which the statutes impose upon them," Rosenblatt v. Getty Oil Co., No 5278, 1983 WL 8936, at *18 (Del Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985), and the fact that shareholders approve a corporate action does not exonerate directors who do not exercise proper business judgment consistent with their fiduciary duties. Smith v. Van Gorkom, 488 A. 2d 858, 873 (Del. 1985). However, it is precisely such an abdication of the Board's Section 141(a) duties that the Proposal seeks to implement.

Because directors are charged with fiduciary responsibility for the management of the corporation's business, they are also responsible for decisions about the use of corporate property. A fundamental element of the Board's Section 141(a) obligation is its authorship and dissemination to shareholders of the corporate proxy materials. However, the Proposal, if implemented, would mandate that the Board abandon its critical fiduciary responsibility by requiring the inclusion of shareholder proposals irrespective of the Board's good faith determination; indeed, going forward, that responsibility would permanently (unless and until the by-law is amended or repealed) be vested in the Proponent (who drafted it) and the one-off majority of shareholders (who approved it).

The Proposal would require inclusion of any number, perhaps dozens, of shareholder proposals for amendments to the Company by-laws that, for instance, are immaterial to the Company's business or relate to personal grievances or ordinary business functions. The costs of reviewing and responding to each proposal and engaging legal counsel to determine which proposals are "qualified proposals" could be substantial, as would the distraction to management and shareholders. Notwithstanding the express language of Delaware law and the Certificate to the contrary, the Proposal would take away the Board's ability to determine in its informed business judgment that the publication and mailing of a lengthy proxy statement filled with such superfluous proposals is not in the best interests of the Company and its shareholders and not a prudent use of corporate funds. The dereliction of the directors' fundamental fiduciary obligations mandated by the proposed by-law is thus clearly inconsistent with the role of the Board contemplated by Sections 141(a) and 146 of the DGCL, and the Proposal is therefore not a proper subject for action by shareholders under Delaware law.

We also note that, although the Proposal "recommends" that the Company adopt the proposed by-law amendment, even a precatory proposal is excludable if the action called for by the proposal would violate state, federal or foreign law. See, e.g., MeadWestvaco Corporation (Feb. 27, 2005) (concurring that a proposal recommending amendment of the company's by-laws to require majority stockholder approval to authorize certain levels of executive compensation is excludable under Rule 14a-8(i)(2)).

For the foregoing reasons and in the legal opinion of the Company's Delaware counsel, Morris, Nichols, Arsht & Tunnell LLP, attached hereto as Exhibit B, the Proposal may be properly excluded from the 2008 Proxy Materials under Rules 14a-8(i)(1) and (2).

IV. Conclusion

Based on the foregoing, we respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded from the 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please feel free to call the undersigned or Eric S. Robinson or Igor Kirman at 212-403-1000 with any questions or comments regarding the foregoing.

Very truly yours,

Andrew R. Brownstein

Attachment
cc: Professor Lucian Bebchuk (w/attachments)

EXHIBIT A

PROPONENT'S COVER LETTER, PROPOSAL AND SUPPORTING STATEMENT

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Telefax (617)-812-0554

December 10, 2007

VIA TELECOPY AND VIA OVERNIGHT MAIL

Corporate Secretary
McDonald's Corporation
McDonald's Plaza
Oak Brooke, IL 60523

Re: Shareholder Proposal of Lucian Bebchuk

To: Corporate Secretary

I am the owner of 75 shares of common stock of McDonald's Corporation (the "Company"), which I have continuously held for more than 1 year as of today's date. I intend to continue to hold these securities through the date of the Company's 2008 annual meeting of shareholders.

Pursuant to Rule 14a-8, I enclose herewith a shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Company's 2008 annual meeting of shareholders.

Please let me know if you would like to discuss the Proposal or if you have any questions.

Sincerely,

Lucian Bebchuk

RESOLVED that stockholders of McDonald's Corporation recommend that the Board of Directors adopt a By-Law provision under which the Corporation, to the extent permitted under federal law and state law, shall include in its proxy materials for an annual meeting of stockholders any qualified proposal for an amendment of the By-Laws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow stockholders to vote with respect to such a qualified proposal on the Corporation's proxy card. A qualified proposal refers in this resolution to a proposal that satisfies the following requirements:

(a) The proposed amendment of the By-Laws would be legally valid if adopted;

(b) The proponent submitted the proposal and supporting statement to the Corporation's Secretary by the deadline specified by the Corporation for stockholder proposals for inclusion in the proxy materials for the Annual Meeting;

(c) The proponent beneficially owned at the time of the submission at least $2,000 of the Corporation's outstanding common stock for at least one year, and did not submit other stockholder proposals for the Annual Meeting;

(d) The proposal and its supporting statement do not exceed 500 words;

(e) The proposal does not substantially duplicate another proposal previously submitted to the Corporation by another proponent that will be included in the Corporation's proxy materials for the same meeting; and

(f) The proposal is not substantially similar to any other proposal that was voted upon by the stockholders at any time during the preceding three calendar years and failed to receive at least 3% of the votes cast when so considered.

SUPPORTING STATEMENT:

Statement of Professor Lucian Bebchuk: In my view, the ability to place proposals for By-Law amendments on the corporate ballot could in some circumstances be essential for stockholders' ability to use their power under state law to initiate By-Law amendments. In the absence of ability to place such a proposal on the corporate ballot, the costs involved in obtaining proxies from other stockholders could deter a stockholder from initiating a proposal even if the proposal is one that would obtain stockholder approval were it to be placed on the corporate ballot. Current and future SEC rules may in some cases allow companies – but do not currently require them – to exclude proposals from the corporate ballot. In my view, even when SEC rules may allow exclusion, it would be desirable for the Corporation to place on the corporate ballot proposals that satisfy the requirements of a qualified proposal. I urge even stockholders who believe that no changes in the Corporation's By-Laws are currently desirable to vote for my proposal to facilitate stockholders' ability to initiate proposals for By-Law amendments to be voted on by their fellow stockholders.

I urge you to vote for this proposal.

EXHIBIT B

OPINION OF DELAWARE COUNSEL

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

January 17, 2008

McDonald's Corporation
One McDonald's Plaza
Oak Brook, IL 60523

Ladies and Gentlemen:

This letter is in response to your request for our opinion whether a stockholder proposal (the "Proposal") submitted to McDonald's Corporation, a Delaware corporation (the "Company"), by Professor Lucian Bebchuk (the "Proponent") (i) would cause the Company to violate Delaware law if implemented and (ii) is a proper subject for stockholder action under Delaware law.

I. SUMMARY OF PROPOSAL

The Proposal recommends that the Company's Board of Directors (the "Board") adopt a bylaw mandating inclusion in the Company's proxy materials of any "qualified proposal" for an amendment of the Company's bylaws (the "Bylaws") that is submitted by a stockholder, even where such proposal could otherwise be properly excluded under Exchange Act Rule 14a-8.[1] The proposed bylaw, if implemented, would require the Company to include stockholder

---

[1] In its entirety, the Proposal reads:

> RESOLVED that stockholders of McDonald's Corporation recommend that the Board of Directors adopt a By-Law provision under which the Corporation, to the extent permitted under federal law and state law, shall include in its proxy materials for an annual meeting of stockholders any qualified proposal for an amendment of the By-Laws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow stockholders to vote with respect to such a qualified proposal on the Corporation's proxy card. A qualified proposal refers in this resolution to a proposal that satisfies the following requirements:
>
> (a) The proposed amendment of the By-Laws would be legally valid if adopted;

(Continued. . .)

proposed bylaw amendments in the Company's proxy materials and to include the proposals on the Company's proxy card. A proposal would qualify for inclusion in the Company's proxy materials if, *inter alia*, the proponent of the proposal owned at least $2,000 of the Company's common stock for at least one year.

II. SUMMARY OF REASONS WHY THE PROPOSAL, IF IMPLEMENTED, WOULD VIOLATE DELAWARE LAW

It is our opinion that, if implemented, the Proposal would violate Delaware law because the Proposal (a) would deprive the Board of its power to manage the business and affairs of the Company as mandated by both the Delaware law and the Company's governing documents; and (b) would require the Company to expend resources on stockholder proposals that had no connection to valid policy disputes.

More specifically, if implemented, the Proposal would eliminate the Board's power to determine the content of the Company's proxy materials and to allocate corporate assets in connection with a proxy solicitation. This elimination is contrary to provisions in both the Delaware General Corporation Law (the "DGCL") and the Certificate of Incorporation of the Company (the "Charter") that specify that the business and affairs of the Company shall be managed by the Board. Furthermore, the DGCL and the Company's Charter make it clear that a

(. . . continued)

(b) The proponent submitted the proposal and supporting statement in the Corporation's Secretary by the deadline specified by the Corporation for stockholder proposals for inclusion in the proxy materials for the Annual Meeting;

(c) The proponent beneficially owned at the time of the submission at least $2,000 of the Corporation's outstanding common stock for at least one year, and did not submit other stockholder proposals for the Annual Meeting;

(d) The proposal and its supporting statement do not exceed 500 words;

(e) The proposal does not substantially duplicate another proposal previously submitted to the Corporation by another proponent that will be included in the Corporation's proxy materials for the same meeting; and

(f) The proposal is not substantially similar to any other proposal that was voted upon by the stockholders at any time during the preceding three calendar years and failed to receive at least 3% of the votes cast when so considered.

provision that limits the Board's managerial power, if permitted at all, must be set forth in the Charter.

The Proposal also ignores the common law requirement that corporate expenditures on proxy contests must be tied to a valid policy dispute. The Company cannot waste its resources on proposals from stockholders that involve personal pursuits that have no rational nexus to corporate policy.[2]

For the reasons stated above, the Proposal would violate Delaware law if implemented. Because the Proposal calls upon the Company to violate the DGCL, it is also our opinion that the Proposal is not a proper subject for Company stockholder action.[3]

III. THE PROPOSAL, IF IMPLEMENTED, WOULD VIOLATE DELAWARE LAW

A. The Proposal, If Implemented, Would Contravene The DGCL, Which Vests The Board With The Exclusive Power To Manage The Company

The Proposal ignores the broad grant of authority to the Board under Section 141(a) of the DGCL and the Charter, both of which provide that the business and affairs of every Delaware corporation are to be "managed by or under the direction of a board of directors."[4] In contrast to this clear mandate, the Proposal, if implemented, would give

2 *See* Section III. B, *infra*.

3 We recognize that the opinions described herein could be construed to suggest that Rule 14a-8 itself runs afoul of the Delaware requirement that the Board determine the content of the proxy materials and determine how to allocate corporate assets in connection with a proxy solicitation since Rule 14a-8 requires that certain proposals be included in the Company's proxy materials without prior Board approval. However, we specifically note that the Delaware requirements described herein should not be read to limit a stockholder's ability to submit a proposal pursuant to Rule 14a-8 because the federal Rule preempts the requirements of state law. *See e.g., Pac. Gas & Elec. Co. v. State Energy Res. Conservation & Dev. Comm'n.*, 461 U.S. 190, 204 (1983) (stating that "state law is pre-empted to the extent that it actually conflicts with federal law"); *Credit Suisse First Boston Corp. v. Grunwald*, 400 F.3d 1119, 1121 (9th Cir. 2005) (concluding that SEC rules had "preemptive force over conflicting state law"). Unlike Rule 14a-8, however, the Proposal must conform to state law.

We also note that nothing in this opinion should be read to suggest that the Board's managerial duties would limit the right of stockholders to conduct a proxy solicitation using their own resources.

4 *See* 8 *Del. C.* § 141(a) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.").

individual stockholders significant control over the affairs of the Company relating to its annual meeting.

1. The DGCL Vests The Board With Broad Power To Manage The Business And Affairs Of The Company

(a) Section 141(a) Of The DGCL Vests Managerial Power In The Board

Section 141(a) vests managerial power in the board of directors of a Delaware corporation. It requires that the business and affairs of a Delaware corporation be managed by or under the direction of the Board. This general principle is embodied in the Delaware case law and has been applied by the Delaware courts in a number of different factual situations.[5]

The concept embodied in Section 141(a)—a business managed by fiduciaries—is the cornerstone of the DGCL. *See, e.g., Pogostin v. Rice*, 480 A.2d 619, 624 (Del. 1984) ("the bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board."); *Smith v. Van Gorkom*, 488 A.2d 858, 872 (Del. 1985) ("[u]nder Delaware law, the business judgment rule is the offspring of the fundamental principle, codified in 8 *Del. C.* § 141(a), that the business and affairs of a corporation are managed by or under its board of directors"). Varying this "bedrock," "fundamental" provision would strip stockholders of the most basic protection they have—the right to have their assets managed by fiduciaries. These fiduciaries have duties of care, loyalty and disclosure.[6] Thus, Section 141(a) ensures that in determining what goes in a proxy statement, directors will carefully consider the interest of all of the stockholders and provide that the stockholders have an opportunity to cast informed votes.

---

5 *See, e.g., Quickturn Design Sys. v. Shapiro*, 721 A.2d 1281, 1292 (Del. 1998) (applying Section 141(a) to determine that managerial power of board includes corporate power with respect to the adoption of rights plans); *Zapata Corp. v. Maldonado*, 430 A.2d 779 (Del. 1980) (applying Section 141(a) to conclude that managerial power of board includes decisions regarding corporate litigation); *UIS, Inc. v. Walbro Corp.*, 1987 WL 18108 at *2 (Del. Ch. Oct. 6, 1987) (determining that Section 141(a) vested directors with the power to decide how to allocate corporate funds).

6 *See Stone v. Ritter*, 911 A.2d 362, 370 (Del. 2006) (stating that directors owe duties of loyalty and care to stockholders); *Malone v. Brincat*, 722 A.2d 5, 12 (Del. 2000) (stating that directors owe duties of disclosure to stockholders).

(b) Section 146 Of The DGCL Requires The Board's Prior Approval To Submit Matters To Stockholders

Just as the case law applies the general principle of Section 141(a) in varied circumstances,[7] the DGCL itself also contains provisions that embody this principle, including with respect to stockholder meetings and submission of matters to stockholder votes.[8] Particularly relevant is Section 146, which governs a board's ability to agree to submit matters to a stockholder vote:

> A corporation may agree to submit a matter to a vote of its stockholders whether or not the board of directors determines at any time subsequent to approving such matter that such matter is no longer advisable and recommends that the stockholders reject or vote against the matter.

The language "whether or not the board of directors determines any time *subsequent to approving* such matter" (emphasis added) necessarily contemplates that a board must approve a matter before agreeing to submit it to stockholders. Similarly, the language "*no longer* advisable" (emphasis added) necessarily contemplates that a board will have previously determined that submitting the matter was advisable before agreeing to submit it to stockholders. Indeed, the purpose of Section 146—permitting a corporation to agree to submit a matter to the vote of its stockholders if the board reverses its approval—is built upon a presumption that directors must first approve a matter before it may be submitted to a stockholder vote.[9]

---

7 *See* footnote 5, *supra*.

8 *See* 8 *Del. C.* § 211 (giving directors the power to schedule the time and determine the place of annual meetings; 8 *Del. C.* § 213 (giving directors the power to set the record date to determine the stockholders who are entitled to notice of, and the right to vote in, director elections); 8 *Del. C.* § 146 (authorizing directors to agree to submit matters to a stockholder vote).

9 The history of Section 146 confirms this plain reading. As practitioners at this firm have commented, Section 146 emerged in response to two developments in Delaware corporation law—the Delaware Supreme Court's decision in *Van Gorkom* and the Delaware legislature's 1998 amendments to Section 251 of the DGCL. *See* Lewis S. Black, Jr. and Frederick H. Alexander, *Analysis of the 2003 Amendments to the Delaware General Corporation Law* (2003). In *Van Gorkom*, the Supreme Court held that a board of directors could not submit a merger to a stockholder vote if it had withdrawn its recommendation. 488 A.2d at 888-89. In 1998, the Delaware legislature amended Section 251, the DGCL provision addressing mergers, to reverse the *Van Gorkom* rule by providing that directors would be permitted to change their recommendation without withdrawing the merger agreement from stockholder consideration. *See* Lewis S. Black, Jr. and Frederick H. Alexander, *Analysis of the 1998 Amendments to the Delaware*

(Continued. . .)

We recognize that Section 146 does not include an affirmative statement that directors must approve the submission of a matter to stockholders before agreeing to do so. However, it is clear that the Delaware General Assembly, in "clarifying" that the rule applicable to mergers applied to any submission,[10] understood that requirement, which flows directly from Section 141(a), to be in place for all matters submitted for a vote.

(c) The Charter Vests Managerial Power In The Board

In addition to the broad authority vested in the Board by the DGCL, the Company's Charter also vests broad authority in the Board. Article THIRTEENTH, paragraph (a), of the Company's Charter, like Section 141(a), requires that the "business and affairs of the Corporation . . . be managed by or under the direction" of the Board.[11] This Charter provision makes it clear that the Board, not the stockholders, is charged with managing the Company. This provision of the Charter is clearly authorized by Section 102(b)(1) of the DGCL, which authorizes charters to contain "[a]ny provision for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting and regulating the powers of the corporation, the directors and the stockholders . . . ."[12]

2. The Proposal, If Implemented, Would Violate Section 141(a) and Section 146

A bylaw like that contemplated in the Proposal would eliminate the protections established by the DGCL and the Charter. Rather than having fiduciaries determine the content of the Company's proxy statement, that determination falls to individual stockholders, who do not have fiduciary duties, including stockholders with motivations wholly antithetical to the

(. . . continued)

General Corporation Law (1998). In 2003, the Delaware legislature introduced and passed Section 146 to "clarify that the rule previously codified at Section 251 . . . applies to *any matter* submitted to stockholders." *See* S. 127, 142d Gen. Assembly, 74 Del. Laws, c. 84, § 3 (2003) (emphasis added); *see generally* Edward P. Welch, Andrew J. Turezyn & Robert S. Saunders, *Folk on the Delaware General Corporation Law Fifth Edition* §146.1 (2007). Throughout this legislative history—through *Van Gorkom*, the amendments to Section 251, the passage of Section 146—one rule persisted and now undergirds Section 146: before a corporation agrees to submit a matter to a stockholder vote, the board must approve the submission.

10 *See* S. 127 cited in footnote 9.

11 See Article THIRTEENTH, paragraph (a) of the Charter, which states: "The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors consisting of not less than 11 nor more than 24 persons."

12 8 *Del. C.* § 102(b)(1).

Company. The Proposal simply ignores Section 141(a) and the Company's Charter, and the "bedrock" principle of management by directors that underlies them.

Moreover, the Proposal, if implemented, would cause the Company to violate the plain language of Section 146 and the directive contained within it, discussed in Section III.A.I.(b), *supra*, that the Board approve a matter before it is submitted to a stockholder vote. The bylaw contained in the Proposal would constitute an agreement by the Company to submit any "qualified proposal" to the Company's stockholders, whether or not the Board approves it.[13] The Board, accordingly, would not have an opportunity to comply with its responsibility to determine to approve (or disapprove) the submission of each qualified proposal.[14] The Board cannot blindly agree to submit any proposal, however noxious, that meets the Proponent's tests.

Thus, adoption of the Proposal would violate the commonsense Section 141(a) principle embedded in Section 146. The directors, as fiduciaries, must carefully and loyally decide what to include in the Company's annual proxy statement. By adopting the proposed bylaw, the Board would abdicate that duty. The Company could then be besieged by hundreds of proposals from social activists, disgruntled employees or franchisees or just plain cranks, leading to an expensive, confusing and embarrassing proxy season. Such an outcome could not only cause the Company to make significant expenditures, but could create adverse publicity and serious distraction of management. For this very reason, Delaware law (and the Company's Charter) commit such decisions to fiduciaries.[15]

13 "Corporate charters and by-laws are contracts among the shareholders of a corporation . . . ." *Centaur Partners, IV v. National Intergroup, Inc.*, 582 A.2d 923 (Del. 1990); *see also Hibbert v. Hollywood Park, Inc.*, 457 A.2d 339, 342-43; *Ellingwood v. Wolf's Head Oil Refining Co, Inc.*, 38 A.2d 743, 747 (Del. 1944).

14 This responsibility, of course, does not extend to proposals submitted by stockholders themselves. As noted in footnote 3, *supra*, nothing in this opinion is intended to suggest that stockholders could not prepare their own proxy materials and solicit votes for any qualified proposal. Section 146 only addresses submissions by the corporation itself.

15 As noted in footnote 3, *supra*, this board role in selecting what is included in a proxy statement is preempted by Rule 14a-8. However, by allowing a corporation that has received a stockholder proposal to seek exclusion for a number of reasons, the federal scheme retains many of the protections provided by Delaware's fiduciary model, because the exclusion address many of the issues that would concern a board, such as proposals that involve personal grievances or ordinary business. The Proposal would end run these protections, but prevent the board from exercising its duties to police precisely the types of abuses that Rule 14a-8 otherwise addresses.

3. A Bylaw Cannot Be Contrary To Law And The Proposal, If Implemented, Would Be Contrary To The DCGL

Section 109(b) of the DGCL provides that the bylaws may contain any provision "not inconsistent with law or with the certificate of incorporation." 8 *Del. C.* § 109(b) ("The by-laws may contain any provision, *not inconsistent* with law or *with the certificate of incorporation*, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.") (emphasis added). For the reasons discussed above, the Proposal is invalid under Delaware law because, if implemented, it would cause the Company to have a Bylaw that conflicts with both the law and the Charter.[16]

The Supreme Court of Delaware has interpreted Section 109(b) of the DGCL to mean that a bylaw is "void" and a "nullity" if it conflicts with the certificate of incorporation.[17]

16 We recognize that the Proposal is precatory and the Board, as a result, would not have an obligation to amend the Bylaws to implement this unlawful bylaw. Note, however, for purposes of the Rule 14a-8(i)(2) inquiry, the precatory nature of the Proposal does not change the fact that, for the reasons discussed in this opinion, the actions called for by the Proposal would cause the Company to violate state law. We also recognize that the Board would retain the right to repeal the Proponent's suggested bylaw if it were implemented initially by the Board following approval of the Proposal, and accordingly, the Board could later remove the restraints imposed on it as a result of initially implementing the Proposal. *Cf. Bebchuk v. CA, Inc.*, 902 A.2d 737 (Del. Ch. 2006) (suggesting in *dicta* that bylaw restricting board authority might be valid because board could amend if required by fiduciary duties). However, the fact that the Board can later remove these restraints does not, in and of itself, make those restraints permissible prior to their repeal. In other words, an invalid bylaw does not in our view become valid simply because the bylaw can be repealed by the Board. Indeed, the Board's unilateral authority to amend a stockholder-adopted bylaw provides yet another reason (in addition to the reasons described below) why limitations on Board power must be placed in the Charter in order to prevent those restrictions from becoming illusory in light of the Board's power to eliminate those restrictions.

17 *Centaur Partners*, 582 A.2d at 929 (noting that a proposed bylaw that would have limited the power of the board of directors to change the size of the board through a bylaw amendment would have been a "nullity" to the extent it conflicted with a certificate of incorporation provision granting the board the power to amend the bylaws). *See Essential Enterprises Corp. v. Automatic Steel Products, Inc.*, 159 A.2d 288, 291 (Del. Ch. 1960) (invalidating a bylaw providing for removal of directors without cause because it was inconsistent with the certificate of incorporation); *Prickett v. Am. Steel and Pump Corp.*, 253 A.2d 86, 88 (Del. Ch. 1969) (invalidating a bylaw that provided one-year terms for directors because the certificate of incorporation provided directors three-year terms); *Oberly v. Kirby*, 592 A.2d 445, 459 (Del. 1991) (declaring invalid a bylaw that had the effect of allowing the directors of a nonstock membership corporation to remove and select new members because the certificate of incorporation allowed only current members to select their successors).

Indeed, Section 141(a) of the DGCL specifies that the Board's managerial power cannot be limited, even by the stockholders, unless the Charter provides for such limitation.[18] *See Quickturn Design Systems*, 721 A.2d at 1291 ("Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation.")[19]

B. The Proposal, If Implemented, Would Violate The Delaware Rule On Reimbursement Of Proxy Expenses

The Proposal's definition of "qualified proposal" includes no requirement that a proposed bylaw relate to a valid policy question. Accordingly, the proposed bylaw would require the Company to waste its resources on matters irrelevant to the stockholders, regardless of the burdens imposed. This contravenes a long line of Delaware authority that limits reimbursement in director election contests to the circumstance when "stockholders are called on to decide controversies over substantial questions of policy as distinguished from

---

18 A more recent decision from the Delaware Court of Chancery supports this same conclusion that limitations on board authority must be set forth in the certificate of incorporation. In *UniSuper Ltd. v. News Corporation*, the Court clarified the reasoning in its earlier decision (2005 WL 3529317 (Del. Ch. Dec. 20, 2005)) by using the legal framework established by Section 141(a) and the Supreme Court. 2006 WL 207505 (Del. Ch. Jan. 19, 2006) (revised Jan. 20, 2006). Specifically, the Court clarified that it had assumed for purposes of its analysis that a board policy, which required the board to seek stockholder approval before renewing the Company's rights plan, required the directors to submit for a stockholder vote a charter amendment to limit the directors' power to renew the rights plan.

19 Some commentators assert that Section 141(a) does not preclude the adoption of bylaws limiting or delegating board power because the managerial power vested in the Board under Section 141(a) is subject to other provisions in the DGCL, which these commentators read as referring to Section 109(b) of the DGCL. *See* 8 *Del. C.* § 141(a) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, *except as may be otherwise provided in this chapter* or in its certificate of incorporation.") (emphasis added). In our opinion, the reference in Section 141(a) to other statutory provisions does not refer to Section 109(b). Rather, as one commentator has pointed out, under "the most reasonable reading" of Section 141(a), the reference to other DGCL provisions relates only to statutes that expressly provide for management of a corporation by persons other than directors, such as the DGCL provisions that permit court appointed trustees, custodians or receivers to manage the corporation in place of a board of directors. *See* L. Hamermesh, *Corporate Democracy And Stockholder-Adopted By-Laws: Taking Back The Street?*, 73 Tul. L. Rev. 409, 430-31 (Dec. 1998) (citations omitted). More importantly here, neither Section 146 nor Article THIRTEENTH includes such an exception—the grant is absolute. In marked contrast, Article EIGHTH of the Charter provides only that the *exercise* of board power is "subject to the bylaws," so that while the bylaws can regulate the exercise of board power through quorum and other provisions, the Charter does not permit delegation of the board's power to others in the Company's bylaws.

inconsequential matters of personnel and management . . . ."[20] For over seventy years, courts applying Delaware law have applied this requirement to permit repayment of proxy solicitation expenses only when those expenditures inform stockholders on policy issues that will be decided in a proxy contest, and are therefore "in the interest of an intelligent exercise of judgment on the part of the stockholders upon policies to be pursued," rather than solely for the "personal interests" of persons seeking office.[21]

By the same token, the Company has the power to reimburse stockholders for their expenses in connection with the solicitation of proxies in support of a stockholder proposal only if the proposal involves a policy issue relevant to the Company. Yet the Proposal, if implemented, would force the Company to bear such costs without limit. Although it might be argued that such costs will be insignificant, the proposed bylaw could invite unlimited stockholder proposals on any range of topics, including distracting, immaterial and disruptive proposals. Responding to such proposals and including them in the Company's proxy materials will potentially require a much greater allocation of corporate funds and other resources than the currently applicable regime. Furthermore, stockholders may be overburdened by the volume of information included in the proxy materials.

Because the Proposal, if implemented, would require the Company to subsidize every bylaw amendment proposal initiated by stockholders within the bylaw requirements, without any inquiry into whether corporate policy is at issue, the Proposal would, if implemented, be inconsistent with Delaware law. The Proposal, if adopted, would require the Company to subsidize a wasteful contest even if the Board concluded that the contest was brought for no other reason than to advance the self interest or private agenda of one stockholder. Neither the DGCL nor the common law permits a bylaw that mandates wasteful payments.[22]

---

20 *Hand v. Missouri-Kansas Pipe Line Co.*, 54 F. Supp. 649, 650 (D. Del. 1944) (summarizing *Hall v. Trans-Lux Daylight Picture Screen Corp.*, 171 A. 226 (Del. Ch. 1934)).

21 *See Trans-Lux*, 171 A. at 228; *Empire So. Gas Co. v. Gray*, 46 A.2d 741, 744-45 (Del. Ch. 1946); *Campbell v. Loew's, Inc.*, 134 A.2d 852, 864 (Del. Ch. 1957); *Essential Enterprises Corp. v. Dorsey Corp.*, 1960 WL 56156 (Del. Ch. Dec. 15, 1960) at *2; *Hibbert*, 457 A.2d at 344; *Hand*, 54 F.Supp. at 650 (applying Delaware law); *Steinberg v. Adams*, 90 F. Supp. 604, 607-608 (S.D.N.Y. 1950) (applying Delaware law); *Levin v. Metro-Goldwyn-Mayer, Inc.*, 264 F. Supp. 797, 802 (S.D.N.Y. 1967) (applying Delaware law).

22 Again, Rule 14a-8 replicates this requirement with its provision for the exclusion of stockholders' proposals that are not relevant, 17 C.F.R. § 240.14a-8(i)(5), so that the preemption of state law in this area does no violence to the state law otherwise applicable.

IV. THE PROPOSAL IS NOT A PROPER SUBJECT FOR STOCKHOLDER ACTION UNDER DELAWARE LAW

Because the Proposal, if implemented, would cause the Company to violate Delaware law as explained in Section III, *supra*, we believe that it is not a proper subject for stockholder action. We recognize that the Proposal is styled as a recommendation urging the Board to take action, but we do not believe the precatory form of the Proposal makes it a proper subject for stockholder action because, although phrased as a recommendation, the recommendation itself calls upon the Board to adopt an invalid bylaw.

V. CONCLUSION

Based on the foregoing, the Proposal would, if implemented, cause the Company to violate Delaware law because it: (1) would violate the provisions of the DGCL and the Company's Charter relating to board power and (2) would require the Company to expend resources on stockholder proposals that had no connection to valid policy disputes. Moreover, because the Proposal would require the Company to violate Delaware law and its Charter, we believe that it is not a proper subject for stockholder action under Delaware law.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

1379100

EXHIBIT C

ADDITIONAL CORRESPONDENCE WITH PROPONENT

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Fax: (617)-812-0554

December 21, 2007

RECEIVED
DEC 26 2007
LEGAL DEPT.

VIA FACSIMILE AND OVERNIGHT MAIL

Noemi Flores
Counsel
McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523

Re: Shareholder Proposal of Lucian Bebchuk

Dear Noemi Flores,

In response to your letter dated December 17, 2007, please find enclosed a written statement from the record holder of my McDonald's Corporation ("Company") common stock which confirms that, at the time I submitted my proposal, I owned over $2,000 in market value of common stock continuously for over a year. This letter also will serve to reaffirm my commitment to hold this stock through the date of the Company's 2008 annual meeting when my shareholder proposal will be considered.

Sincerely,

Lucian Bebchuk

Lucian Bebchuk

charles SCHWAB

December 20, 2007

Lucian Bebchuk
Harvard Law School
1557 Massachusetts Ave
Cambridge MA 02138

Lucian,

This letter is to confirm that, as of the date of this letter, the individual Charles Schwab account in your name ending in – 8029 held: 75 Shares of McDonalds Corp. (symbol: MCD).

This letter also confirms that the shares referenced above have been continuously held in the referenced account for more than 15 months prior to the date of this letter.

Sincerely,

Andrew Kling
Client Service Representative
Charles Schwab
Burlington MA
(781) 505-1294

McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523

December 17, 2007

By Overnight Courier

Mr. Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138

Re: Shareholder Proposal of Lucian Bebchuk

Dear Mr. Bebchuk:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934 (a copy of which is enclosed with this letter), we hereby notify you that proof of your ownership in McDonald's Corporation ("McDonald's) is required as part of the submission your proposal.

As set forth in Rule 14a-8, you must transmit any response to this letter and submit proof of your ownership of McDonald's stock within 14 days of your receipt of this letter.

Very truly yours,

Noemi Flores

Noemi Flores
Counsel
(630) 623-6637

Enclosure (Rule 14a-8)

cc: Ananda N. Chaudhuri, Esq., Grant & Eisenhofer, P.A. (by facsimile w/encl.)

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

G&E
Grant & Eisenhofer P.A.
485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501
www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-783-6091 • Fax: 202-350-5908

Direct Dial: 302-622-7065
Email: mbarry@gelaw.com

January 30, 2008

VIA FACSIMILE AND OVERNIGHT MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Lucian Bebchuk for Inclusion in McDonald's Corporation's 2008 Proxy Statement

Ladies and Gentlemen:

This letter is to inform you that our client Lucian Bebchuk has determined to withdraw his proposal submitted to McDonald's Corporation ("McDonald's" or the "Company") on December 10, 2007, for inclusion in the Company's proxy materials for its 2008 annual meeting of shareholders (the "Annual Meeting"), and attached as Exhibit A. A copy of Lucian Bebchuk's letter informing McDonald's is attached as Exhibit B.

Sincerely,

Michael Barry /AL

Michael J. Barry

cc: Andrew R. Brownstein, Esquire

Exhibit A

RESOLVED that stockholders of McDonald's Corporation recommend that the Board of Directors adopt a By-Law provision under which the Corporation, to the extent permitted under federal law and state law, shall include in its proxy materials for an annual meeting of stockholders any qualified proposal for an amendment of the By-Laws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow stockholders to vote with respect to such a qualified proposal on the Corporation's proxy card. A qualified proposal refers in this resolution to a proposal that satisfies the following requirements:

(a) The proposed amendment of the By-Laws would be legally valid if adopted;

(b) The proponent submitted the proposal and supporting statement to the Corporation's Secretary by the deadline specified by the Corporation for stockholder proposals for inclusion in the proxy materials for the Annual Meeting;

(c) The proponent beneficially owned at the time of the submission at least $2,000 of the Corporation's outstanding common stock for at least one year, and did not submit other stockholder proposals for the Annual Meeting;

(d) The proposal and its supporting statement do not exceed 500 words;

(e) The proposal does not substantially duplicate another proposal previously submitted to the Corporation by another proponent that will be included in the Corporation's proxy materials for the same meeting; and

(f) The proposal is not substantially similar to any other proposal that was voted upon by the stockholders at any time during the preceding three calendar years and failed to receive at least 3% of the votes cast when so considered.

SUPPORTING STATEMENT:

Statement of Professor Lucian Bebchuk: In my view, the ability to place proposals for By-Law amendments on the corporate ballot could in some circumstances be essential for stockholders' ability to use their power under state law to initiate By-Law amendments. In the absence of ability to place such a proposal on the corporate ballot, the costs involved in obtaining proxies from other stockholders could deter a stockholder from initiating a proposal even if the proposal is one that would obtain stockholder approval were it to be placed on the corporate ballot. Current and future SEC rules may in some cases allow companies – but do not currently require them – to exclude proposals from the corporate ballot. In my view, even when SEC rules may allow exclusion, it would be desirable for the Corporation to place on the corporate ballot proposals that satisfy the requirements of a qualified proposal. I urge even stockholders who believe that no changes in the Corporation's By-Laws are currently desirable to vote for my proposal to facilitate stockholders' ability to initiate proposals for By-Law amendments to be voted on by their fellow stockholders.

I urge you to vote for this proposal.

Exhibit B

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Fax: (617)-812-0554

January 30, 2008

VIA FACSIMILE

Noemi Flores
Counsel
McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523

Re: Shareholder Proposal of Lucian Bebchuk

To Noemi Flores:

This is to inform you that I am withdrawing my proposal submitted to McDonald's (the "Company") on December 10, 2007, and attached as Exhibit A (the "Proposal"). Accordingly, I request that the Proposal not be included in the Company's proxy materials for its 2008 annual meeting of shareholders (the "Annual Meeting") and I do not intend to appear in person or by proxy at the Annual Meeting to present the Proposal.

Sincerely,

Lucian Bebchuk

Lucian Bebchuk

cc: Andrew R. Brownstein, Esquire

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET

NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403-1000

FACSIMILE: (212) 403-2000

January 31, 2008

VIA FEDEX AND ELECTRONIC MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: McDonald's Corporation – Intention to Omit Shareholder Proposal of Professor Lucian Bebchuk

Ladies and Gentlemen:

McDonald's Corporation (the "Company") hereby withdraws its request dated January 18, 2008 for a no-action letter regarding its intention to exclude from its proxy statement and form of proxy for its 2008 Annual Shareholders' Meeting a shareholder proposal and statement in support thereof (the "Proposal") received from Lucian Bebchuk (the "Proponent"). The Proponent has withdrawn the Proposal in a letter to the Company dated January 30, 2008, which is attached hereto as Attachment A.

Please call the undersigned at 212-403-1000 if we may be of any further assistance in this matter.

Very truly yours,

Andrew R. Brownstein

cc: Professor Lucian Bebchuk (w/attachments)

ATTACHMENT A

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Fax: (617)-812-0554

January 30, 2008

VIA FACSIMILE

Noemi Flores
Counsel
McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523

Re: Shareholder Proposal of Lucian Bebchuk

To Noemi Flores:

This is to inform you that I am withdrawing my proposal submitted to McDonald's Corporation (the "Company") on December 10, 2007, and attached as Exhibit A (the "Proposal"). Accordingly, I request that the Proposal not be included in the Company's proxy materials for its 2008 annual meeting of shareholders (the "Annual Meeting") and I do not intend to appear in person or by proxy at the Annual Meeting to present the Proposal.

Sincerely,

Lucian Bebchuk

Lucian Bebchuk

cc: Andrew R. Brownstein, Esquire

Exhibit A

RESOLVED that stockholders of McDonald's Corporation recommend that the Board of Directors adopt a By-Law provision under which the Corporation, to the extent permitted under federal law and state law, shall include in its proxy materials for an annual meeting of stockholders any qualified proposal for an amendment of the By-Laws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow stockholders to vote with respect to such a qualified proposal on the Corporation's proxy card. A qualified proposal refers in this resolution to a proposal that satisfies the following requirements:

(a) The proposed amendment of the By-Laws would be legally valid if adopted;

(b) The proponent submitted the proposal and supporting statement to the Corporation's Secretary by the deadline specified by the Corporation for stockholder proposals for inclusion in the proxy materials for the Annual Meeting;

(c) The proponent beneficially owned at the time of the submission at least $2,000 of the Corporation's outstanding common stock for at least one year, and did not submit other stockholder proposals for the Annual Meeting;

(d) The proposal and its supporting statement do not exceed 500 words;

(e) The proposal does not substantially duplicate another proposal previously submitted to the Corporation by another proponent that will be included in the Corporation's proxy materials for the same meeting; and

(f) The proposal is not substantially similar to any other proposal that was voted upon by the stockholders at any time during the preceding three calendar years and failed to receive at least 3% of the votes cast when so considered.

SUPPORTING STATEMENT:

Statement of Professor Lucian Bebchuk: In my view, the ability to place proposals for By-Law amendments on the corporate ballot could in some circumstances be essential for stockholders' ability to use their power under state law to initiate By-Law amendments. In the absence of ability to place such a proposal on the corporate ballot, the costs involved in obtaining proxies from other stockholders could deter a stockholder from initiating a proposal even if the proposal is one that would obtain stockholder approval were it to be placed on the corporate ballot. Current and future SEC rules may in some cases allow companies – but do not currently require them – to exclude proposals from the corporate ballot. In my view, even when SEC rules may allow exclusion, it would be desirable for the Corporation to place on the corporate ballot proposals that satisfy the requirements of a qualified proposal. I urge even stockholders who believe that no changes in the Corporation's By-Laws are currently desirable to vote for my proposal to facilitate stockholders' ability to initiate proposals for By-Law amendments to be voted on by their fellow stockholders.

I urge you to vote for this proposal.

END